UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                Commission File Number 000-52136

                   NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
             [X] Form 10-Q  [_] Form 10-D  [_] Form N-SAR
             [_] Form N-CSR

             For Period Ended:    March 31, 2008
                              -----------------------

          [_]  Transition Report on Form 10-K

          [_]  Transition Report on Form 20-F

          [_]  Transition Report on Form 11-K

          [_]  Transition Report on Form 10-Q

          [_]  Transition Report on Form N-SAR
               For the Transition Period Ended:


Read  attached instruction sheet before preparing  form.   Please
print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I --REGISTRANT INFORMATION

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Aegean Earth and Marine Corporation
Full Name of Registrant
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Former Name if Applicable
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c/o Nautilus Global Partners, 700 Gemini Street, Suite 100
Address of Principal Executive Office (Street and Number)
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Houston, TX    77056
City, State and Zip Code
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PART II --RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part
        III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
        and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending March 31, 2008 could not be completed and filed by May 15, 2008, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-Q within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Rizos Krikis        (281)            488-3883
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       (Name)          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).     [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
              [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three months ended March 31, 2008, the registrant expects to report a net loss of approximately $275,000 as compared to a net loss of $3,050 for the same period in 2007. The increase in the net loss for the registrant for the three months ended March 31, 2008 as compared to same period in 2007 is primarily due to additional costs and expenses incurred by the registrant in connection with its acquisition of Aegean Earth and Marine S.A. as reported in a Current Report on Form 8-K filed on March 6, 2008.


                     Aegean Earth and Marine Corporation
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 2008                  By:  /s/ Rizos Krikis
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                                      Rizos Krikis
                                      Chief Financial Officer